
MEET
THE DRAPERS
BRAND ACCELERATOR
SEASON 3

helloWoofy®

Smart Marketing for Underdogs

📈 Traction to Date

6k+

Paying users, **10k+ members** on platform

100M

AI-Driven recommendations using **Patented** Tech

$160/yr

Average spend per customer, 6x larger than a lead competitor (**Buffer = $25/year**)

$1.6M

Raised in capital to date

3 VCs

Backed by Tim Draper, Peter Thiel's Scout Venture Fund (1517 Fund), and Quake Capital by Glenn Argenbright

Traction by the numbers



User Growth 2022
Paid active subscriptions
Accounts added as team members
Total accounts within the database
15,000
10,000
5,000
0
January
February
March
April
May

Traction by the numbers

Annual Revenue



$500k
$400k
$300k
$200k
$100k
$0k
2019*
2020
2021
2022*
Revenue
Trendline

NOTE: 2019 and 2022 are unaudited years.

Traction by the numbers

Customer Acquisition Cost within 2022 (CAC)



$100
$75
$50
$25
$0
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.

Life Time Value (LTV)

Plan	LTV (2 yr)	LTV (3 yr)	LTV (4 yr)	2022 % Makeup
Single ($49)	$103.00	$152.00	$201.00	0.93%
Pro ($69)	$143.00	$212.00	$281.00	20.35%
SMB ($99)	$203.00	$302.00	$401.00	22.57%
Agency ($149)	$303.00	$452.00	$601.00	23.67%
Agency+ ($399)	$803.00	$1,202.00	$1,601.00	4.37%
AppSumo/Custom (?)	$35.00	$0.00	$0.00	28.12%
Average LTV	$311.00	$464.00	$617.00	

🗺️ The current landscape

buffer

Limited automation

- Missing new and emerging channels
- SMBs are left behind

Limited creation

- No AI, emoji, hashtag, or copy recommendations
- Lack of engagement from poor content

The issue with the BIG dogs

Large marketing software charges $10k-$25k/year.

= Small business owners can't afford it.

= Small and large businesses get access to affordable luxury digital marketing software for less.

HelloWoofy as a Concept

Smart library with richly crafted content for posting to social media and beyond.

Market:
Small to medium sized businesses--mainly women led.

Convenience of a marketing agency without the burden of cost and reach.

Latest technology available to SMBs to consistently post content online.

Next generation* creator tools for now and future proofing SMBs.

The "Uber of Smart Marketing."

📢 One Message. Many Channels.



- Post to 8+ platforms
- No need for 2-10 different subscriptions for marketing automation.
- Guaranteed consistent scheduling.
- Build a community that lasts for each small business beyond social media.

What makes us different

Automation to existing and new channels

Craft content using patented technology

1 click to post to 8+ channels

Smart library to store and check content

Luxury marketing tech for everyone

🌳 Who's in the "dog park"?

	helloWoofy™	Hootsuite	buffer	MeetEdgar	sproutsocial
Social Media Management	✓	✓	✓	✓	✓
Blog Management	✓	✗	✗	✗	✗
Smart Speaker Audio Management	✓	✗	✗	✗	✗
Free Mobile App	✓	(✓)	(✓)	✓	(✓)
Evergreen Automation	✓	✗	✗	✓	✗
Smart Content Creation	✓	✗	✗	✗	✗
Smart Graphic Editor	✓	✗	✗	✗	✗
Google Web Stories Automation	✓	✗	✗	✗	✗
Augmented Reality App	✓	✗	✗	✗	✗
Smart Chrome Extension	✓	✗	✗	✗	✗
Basic Plans	$9/+m	$49+/m	$5+/m	$30+/m	$89+/m

Operating Principles


helloWoofy
Smart Marketing for Underdogs
Focus on helping SMBs
Cutting edge tech for everyone
Best UI & UX for quick use of platform
Customer focused Customer obsessed
Revenue generation and growth

Scheduler for Everything
One Message. Many Channels.

Title: Top 3 Ways to Maximize Community Building in 2023

Photo(s)

Text: Leading marketing professionals agrees that community building for small businesses is critical for growing, scaling and winning in business going forward. If you are a coffee shop, be the best most educated barista in town and build a following showcasing your art, knowledge and more. This can be added to many other examples in SMBs.

Link(s): HelloWoofy.com/CoffeeShops

Hashtag(s): #SmallBusiness #SMBs #ContentMarketing

Google Web Stories
Text | Media | Links

Direct Mail
Postcards | Letters

Smart Speakers
App | Skill | Briefing Post | Notification Post | Live Stream

Text Messages
Text | Media | Links

Team Communication (Slack, Whatsapp, Discord)
Announcements | Group Management

Social Media
All major social media platforms | Live Stream

Newsletter
Blog Post Turned Newsletter | Send as a letter via direct mail

Blog
All major social blogging platforms

Universal Community Builder

Let the AI create content with you resulting in perfect copy.

Fill your smart library with evergreen content and recycle.

Run long term TOF marketing campaign to social media, blogs and smart speakers.



Create New Post
What do you want to say?
English
Spanish
Social media is a great marketing tool tab
https://www.socialmediaexaminer.com/organic-social-content-marketing...
Quotes
"Every time he posts something new to Medium, he sends an email directing his email list to that post so that it generates claps."
+ add to post
Hashtags
URL Related
#TWITTER
#FACEBOOK
#CONTENT
#ONE
#LINKEDIN
#ALGORITHM
#MEDIUM
#ENGAGEMENT
Emojis
Post Date
Post Now
Schedule Post
Select hour
Select Hour
+ADD PHOTO OR VIDEO
Images Related Hashtags
#SocialMedia
#Technology
#Instagram
#SocialMediaManager
#YoutubeVideos
#DigitalMarketing
#SocialMediaMarketing
#Facebook
Canva
PicMonkey
designbold
Choose your social account
CANCEL
SAVE DRAFT
POST

The “bone-fide” Benefits

- No technology to provide suggestions
- SMBs must rely on social media channels for driving sales or signup for 2-10 services to automate other channels.
- Some channels are emerging with no automation.



- Confidence in a diversified marketing portfolio for building community everywhere.
- Perfectly crafted marketing message using built-in AI technology.

🏭 How it works

- Complex network-driven recommendation engine for best words, emojis, and hashtags.
- Data science research for cutting-edge crafting of marketing short and long-form marketing content.
- Tools accessible on Desktop and Mobile devices.
- Create, schedule, and post.


#

Woofy in the future

Technology designed to craft great content today and foresee trends in sentiment and usage of words, emojis and hashtags.



#

Future* plans of Woofy

Smart Speaker Marketing

Augmented content scheduling

Purchase Data infused with content

Increased precision within AI Tools



Places we market

Facebook
Instagram
Capterra
Pinterest
Google
YouTube
Podcasts

Slogan

"Smart marketing for underdogs. One message, many channels. Create. Schedule. Post."

Ohhh we "Bark" A LOT 🐕 📢

Other technologies

SelfTact™

Networking IRL should be easy.



712 000 8989
NY, USA
712 000 8989
NY, USA
712 000 8989
NY, USA
AZ, USA
712 000 8989
FL, USA
AZ, USA
List

SelfTact

- People are bad at remembering they meet at networking events. (Burton et al., 2018)
- SelfTact is like Snapchat but for networking. Easily take a selfie with their new connection, gather contact information, meeting location, and more to help you remember who you've met.



Location
5th Ave
List
9:21
Save
Arjun Rai
+1 (917) 449-5196
arjun@hellowoofy.com
Spoke about investors and raising capital. Sold

SelfTact

Take a selfie



Enter info


Edit
Amanda Parks
0:05
712 000 8989
amanda@email.com
42 Wallaby St, Phoenix, AZ
Clean Energy Startup CEO

View contacts & locations



Reminders to connect


4:18
Tuesday, August 23
Hey Arjun, you met Gary 5 days ago at an event in Carlsbad, CA. Swipe to text or email your SelfTact! We've even made a pre made message for you!
SelfTact

The dogs behind It all

Team



Arjun
FOUNDER + CEO + INVESTOR



Jack
CHIEF OF STAFF



Ankur
TECH LEAD + ENGINEER

Board of Directors



Arjun
FOUNDER + CEO + INVESTOR



Glenn Argenbright
INVESTOR
General Partner, Quake Capital



Lane Campbell
TECH ADVISOR

Use of Proceeds Statement

USE OF PROCEEDS STATEMENT

Total Gross Offering Proceeds	$1,500,000	
Net Proceeds from Offering	**$1,500,000**	
Marketing		
Ad Spend	$191,000	
Organic & Writing	$100,000	
Net Marketing	**$291,000**	
CTO	$120,000	
CEO	$75,000	
CoS	$60,000	
Accounting & CFO	$36,000	
Sofware Engineers*	$480,000	
Employee Benefits	$48,000	
Office Rent	$18,000	
Legal	$125,000	
Google Cloud & AWS	$39,000	
Repayment of Bridge Loan + Interest	$75,000	**(1)**
Total Use of Net Proceeds	**$1,367,000**	



Bridge Loan + Interest
(1)
5.5%
Total Marketing
21.3%
Legal
9.1%
Employee Benefits
3.5%
Executive Salaries
18.7%
Software Engineers
35.1%
*
Accounting
2.6%

Pro Forma Income Statements

IMPORTANT DISCLAIMERS, DISCLOSURES & RISK FACTORS" ON SLIDES 29-33.

PRO FORMA INCOME STATEMENTS

For FY's Ending December 31, 2022 – 2026

	2022	2023	2024	2025	2026
Revenue					
Subscription	$1,026,726	$3,910,192	$11,002,399	$25,859,281	$49,510,658
Professional services and other	82,138	312,815	880,192	2,068,742	3,960,853
Total revenue	**$1,108,864**	**$4,223,007**	**$11,882,591**	**$27,928,023**	**$53,471,510**
Cost of revenue					
Subscription	$359,354	$1,290,363	$3,190,696	$7,240,599	$13,862,984
Professional services and other	33,677	121,998	321,270	724,060	1,386,298
Total cost of revenue	**$393,031**	**$1,412,361**	**$3,511,966**	**$7,964,658**	**$15,249,283**
Gross profit	**$715,834**	**$2,810,646**	**$8,370,625**	**$19,963,365**	**$38,222,228**
Operating expenses					
Research and development	$166,330	$633,451	$1,782,389	$4,189,203	$8,020,727
Sales and marketing	452,164	933,551	1,676,524	2,911,162	4,214,655
Manpower	599,550	1,887,900	2,443,350	2,817,150	4,087,650
General and administrative	266,127	760,141	2,138,866	5,027,044	9,624,872
EBITDA	**($742,357)**	**($1,371,015)**	**$369,540**	**$5,064,844**	**$12,325,760**
Depreciation	$25,980	$33,382	$40,044	$46,040	$51,436
Total operating expenses	1,484,171	4,215,044	8,041,129	14,944,560	25,947,903
Income (Loss) from operations	**($768,337)**	**($1,404,398)**	**$329,496**	**$5,018,805**	**$12,274,325**
Interest expense	0	0	0	0	0
Interest income	0	0	0	0	0
Net Income (Loss) Before Taxes	**($768,337)**	**($1,404,398)**	**$329,496**	**$5,018,805**	**$12,274,325**
Income tax expense	0	0	0	(704,641)	(3,436,811)
Net Income (Loss)	**($768,337)**	**($1,404,398)**	**$329,496**	**$4,314,164**	**$8,837,514**

📞 Professional Contact Sheet

Woofy Inc.

Arjun Rai, Founder, CEO & Chairman
Glenn Argenbright, Director
Lane Campbell, Roger Marion,
Esq., General Counsel

50 Manhattan Ave., Suite 3F,
New York, NY 10025

Telephone: (917) 449-5196
Email: arjun@hellowoofy.com

Legal Counsel

Marion & Allen, PC
Roger Marion Esq., Partner

488 Madison Avenue, Suite 1120,
New York, NY 10022

Telephone: (212) 658-0350

Website:
marionandallen.com

Accounting Firm

E&J Accounting, Inc.
Edna Chan, EA

352 Seventh Avenue, Suite 201,
New York, NY 10001

Telephone: (212) 379-6572 Ext. 101

Website:
eandjaccounting.com



Thank you!

hellowoofy.com

helloWoofy®
Smart Marketing for Underdogs

⚖️ Capitalization & Voting Table

Woofy, Inc.
Capitalization & Voting Table
Post-$1.5 MM Offering / Post Convertible Note Conversion (1)

Shareholder	Class E(1) Common Stock	Class A Common Stock	Total Outstanding Class E & A	Total Outstanding % Equity
Arjun Rai, Chairman, CEO & Founder	800,000		800,000	50.08%
Matthew Friedberg - Former CFO	100,000		100,000	6.26%
Employee Pool (Treasury Shares)		143,100 (2)	143,100	8.96%
Individual Stockholders - Non-Affiliates		28,700	28,700	1.80%
Roger Marion, Esq. - General Counsel		30,000	30,000	1.88%
$1,500,000 MM Offering (4)		228,250	228,250	14.29%
Convertible Notes w/ $3MM Cap (5)		174,429	174,429	10.92%
Convertible Notes w/ $9MM Cap (6)		24,095	24,095	1.51%
WeFunder Raises #3 & #4 - Convertible Notes (7)		68,977	68,977	4.32%
Total	900,000	697,551	1,597,551	100.00%

Notes:

1. This Cap Table shows the issued and outstanding shares after the $1.5 million Common Stock Offering, assuming the maximum number of shares is subscribed for and, after the conversion of the Company's Convertible Promissory Notes ("Notes"). Because the accrued interest on the Notes has been calculated as of April 30, 2022, and the automatic conversion of the Notes into Class A Common Stock is triggered by raising the first $1 million of this $1.5 Million Offering (there will be approximately 3 months of additional accrued interest converted into Shares), the final purchase price per Share in the Offering will decrease and the number of Shares in the Offering (on a per Unit basis) will increase to maintain the investors' 14.29% equity ownership in the Company on a post-money (offering) basis. In addition, $174,379 of the WeFunder Convertible Notes was not received until May 2022, therefore the conversion of those Notes is not included in this Cap Table which will further decrease the Investors' purchase price per share and further increase the number of Shares in the Offering.

1. See Rights and Privileges of the Class E Common Stockholders in the Terms of the Offering for a summary of the terms of the Class E Common Stock.
2. These Treasury Shares have been reserved for issuance and are to be allocated to future employees of the Company.
3. See Note I. above for discussion of the decrease in the purchase price per share in the Offering and commensurate increase in the number of shares.
4. As of April 30, 2022 the total principal and accrued interest for the Convertible Notes with a $3,000,000 Valuation Cap is $439,821.
5. As of April 30, 2022 the total principal and accrued interest for the Convertible Notes with a $9,000,000 Valuation Cap is $652,312. This amount includes the WeFunder Notes.
6. As of April 30, 2022 the total principal and accrued interest for the WeFunder Convertible Notes which have a $9,000,000 Valuation Cap is $483,582.
7. Glenn Argenbright, Director, and Lane Campbell, Director, have each been awarded 24,000 common stock purchase options, 48,000 options total. 8,000 of the options have already vested upon the execution of the Director Agreements on June 12, 2022; 8,000 options will vest on the 1st anniversary of the Director Agreements, and 8,000 options will vest on the 2nd anniversary of the Directors Agreements. It is possible that these Directors will be awarded additional stock options in the future. The exercise price of the warrants will equal the purchase price of the Shares in this Offering with a 5-year term. The underlying common shares related to the future exercise of these options are already reflected in the Cap Table – see Note. 2. above for Treasury Shares.

Use of Proceeds Statement

USE OF PROCEEDS STATEMENT

Total Gross Offering Proceeds	$1,500,000
Net Proceeds from Offering	**$1,500,000**
Marketing	
Ad Spend	$191,000
Organic & Writing	$100,000
Net Marketing	**$291,000**
CTO	$120,000
CEO	$75,000
CoS	$60,000
Accounting & CFO	$36,000
Sofware Engineers*	$480,000
Employee Benefits	$48,000
Office Rent	$18,000
Legal	$125,000
Google Cloud & AWS	$39,000
Repayment of Bridge Loan + Interest	$75,000 **(1)**
Total Use of Net Proceeds	**$1,367,000**

The Net Offering Proceeds from the sale of a Maximum of **228,250** (two hundred and twenty-eight thousand two hundred and fifty) shares of Class A Common Stock of **Woofy Inc.** (dba HelloWoofy) ("Woofy" or the "Company") at a purchase price of **$13.14** (thirteen dollars and fourteen cents) per Share via the sale of a maximum of **120** (one hundred twenty) units (the "Units"), each consisting of **1,903** (one thousand nine hundred and three) Shares for **$25,000** (twenty-five thousand dollars) per Unit, for total gross offering proceeds of **$1,500,000** (three million dollars). Net Offering proceeds are estimated to be **$2,950,000** (four million eight hundred and fifty thousand dollars) after deducting the estimated Offering expenses of **$50,000**, which includes accounting fees, legal fees, investment banking advisory fees, and other Offering expenses. Note that Woofy reserves the right to change the allocation of funds in any manner the Company so chooses in its sole and absolute discretion, subject to its determination that the change(s) are in the best interest of the Investors and the Company.

Note:

(1) Prior to the commencement of Woofy's $1,500,000 Common Stock Unit Offering ("Offering") Woofy raised an aggregate $200,000 in a Bridge Loan Convertible Promissory Note (Note). The Note included an "equity kicker" equal to 25% of the face value of the Notes(s) which equals 4,757 shares of the Company's Class A Common Stock which are being sold at $13.14. The Notes carry an 8% annual simple interest coupon payable semi-annually in arrears in cash. The Company will pay the Noteholders the total amount of interest to the Maturity Date, irrespective of whether the Note is prepaid prior to the Maturity Date. The Company has agreed to pay the Noteholders the $208,000 from the first $1,000,000 raised in the Offering. The NoteHolder has the option to get paid back or to convert the principal and interest into shares in the Offering. The holder as of 9/20/2022 confirmed to have $133,000 converted to equity instead.

Pro Forma Income Statements - Assumptions

Pro Forma Income Statement Revenue Model Assumptions:

1. The Revenue Model is linked with marketing budget.
2. The Marketing budget has been maintained at $30,000 per month since January 1, 2022.
3. The marketing budget has been distributed to various market channels. (98% to FaceBook Ads)
4. We have assumed following Plans for HelloWoofy users:

In USD	Annual	Monthly
Plan 1	$99.00	$9.90
Plan 2	$999.00	$99.00
Plan 3	$1,499.00	$144.00

5. The current cart value is approximately $160.00 and we assume it will increase to $300.00.
6. Churn rate has been assumed to be 25%.
7. 5% YonY growth has been assumed on traffic.
8. It has been assumed that 60%-70% customer will purchase Plan 1.
9. While calculating revenue it has been assumed that, most of the users will purchase Yearly Plan.
10. New users until August 2022 has been assumed to be approximately 400.
11. While calculating the total customers, we have applied the monthly churn rate and yearly churn rate (depending on plan type).
12. Based on historical purchase trends, total customers (existing- post churn rate + New Customer) has been distributed Plan wise.
13. To arrive at total revenue the number of customers per service has been multiple with the average price per service.
14. So, finally by adding all the services revenue, we arrived at total revenue.
15. These assumptions include the Use of Proceeds Statement assuming that the $3 million Common Stock Unit Offering is fully subscribed for.

Note: Revenue Growth justification is Sprout Social, Inc which has reported 84% growth in 2 years from Year 2019 to 2021. Hence, for HelloWoofy, in FY 2024 181% revenue growth has been assumed. For FY 2025 and FY 2026 135% and 91.5% revenue growth, respectively, has been assumed. However, in FY 2023 280% growth has been assumed considering the present monthly run rate and size of the Company.

Pro Forma Income Statement Expense Model Assumptions based on Market Research and Competitor Analysis:

1. Professional services and other revenue, we have assumed to be 8% of Subscription revenue.
2. Cost of revenue for Subscription has been assumed to be 35% of total sales in Year-2022 which has been reduced to 28% by FY 2026.
3. Research and development are assumed to be 15% of total sales.
4. General and administrative expenses (excluding manpower) has been assumed to be 24% of total sales in 2022 which has been reduced to 18% from FY 2023 thru 2026.
5. The corporate federal income tax rate has been assumed to be 28%.

Important Disclaimers, Disclosures & Risk Factors

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

IMPORTANT DISCLAIMERS, DISCLOSURES & RISK FACTORS

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

The information contained herein is not a complete analysis of every material fact respecting Woofy Inc. (dba "HelloWoofy"), hereinafter referred to as "Woofy" or the "Company," nor the Company's $1,500,000 offering of its common stock, par value $0.001 per share (the "Common Stock"). Unless the context requires otherwise, references to "we", "us",' "our" are intended to mean Woofy Inc. This Investor Deck, the Term Sheet, the Pro Forma Financial Statements, the Equity Valuation Analysis and the Subscription Agreement (hereinafter referred to collectively as the "Offering Documents") contain forward-looking statements, which involve risks and uncertainties, including forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995; §27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and; §21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's Offering Documents contain forward-looking statements that the include statements concerning plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance, underlying assumptions, and other statements that are other than statements of historical facts. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "estimates", "projects", "forecasts", "may", "assume", "intend", "will", "continue", "opportunity", "predict", "potential", "future", "guarantee", "likely", "target", "indicate", "would", "could" and "should" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Such statements reflect management's best judgment based on factors currently known but are subject to risks and uncertainties, which could cause actual results to differ materially from those anticipated. Those statements involve substantial risks and uncertainties that could cause actual results to differ materially from the results discussed herein. Examples of forward-looking statements include, but are not limited to, statements regarding: (i) the adequacy of the Company's funding to meet its future needs, (ii) the revenue and expenses expected over the life of the Company, (iii) the market for the Company's software services or (iv) other similar matters. Woofy's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. You should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date on which they are made and, except to the extent required by applicable securities laws, we undertake no obligation to update or revise any forward-looking statements.

*The reason that software engineers are such a large part of the Company's use of proceeds is that the incorporation of expanding capabilities, users and technologies requires a rewrite of Woofy's code to accommodate those, without which the technology would and does have lapses and errors. Such updates are necessary for reliability and performance, and are an anticipated part of scaling. Woofy has obtained remarkable software engineering talent working on this task and anticipates a launch of improved code in or before Q3 of 2023.

The principal risks and uncertainties that may affect the Company's actual performance and results of operations include the following:

- our ability to attract new customers and retain and increase spending of existing customers s;
- our future financial performance, including our revenue, cost of revenue, gross profit, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;
- our ability to access third-party Application Programming Interfaces ("APIs") and data on favorable terms;
- the evolution of the social media industry, including adapting to new regulations and use cases;
- worldwide economic conditions, including the macroeconomic impacts of the COVID-19 pandemic, and their impact on information technology spending;
- our ability to innovate and provide a superior customer experience;
- our ability to securely maintain customer and other third-party data;
- the effects of increased competition from our market competitors or new entrants to the market;
- our ability to maintain and enhance our brand;
- our estimates of the size of our market opportunities;
- our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;
- our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;
- our ability to maintain, protect and enhance our intellectual property;
- our ability to attract and retain qualified employees, key personnel, management and expert advisers;
- our ability to effectively manage our growth and future expenses;
- the sufficiency of our cash to meet our liquidity needs and our ability to raise additional capital on favorable terms or at all;
- future loss and accumulated deficit levels;
- our projected financial position and estimated cash burn rate;
- our requirements for, and the ability to obtain, future funding on favorable terms or at all;
- our projections for development plans and progress of each of our products and technologies,
- our plans to market, sell and distribute our products and technologies;
- our expectations regarding the acceptance of our products and technologies by the market;

Continued on next slide.

Important Disclaimers, Disclosures & Risk Factors

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

- our strategy to acquire and develop new products and technologies and efficacy of existing products and technologies;
- our strategy with respect to the protection of our intellectual property;
- actual or anticipated fluctuations in our financial condition and results of operations;
- addition or loss of significant customers;
- actual or anticipated changes in our growth rate relative to that of our competitors;
- actual or anticipated changes in technology, products, markets or services by us or our competitors;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;
- the impact of natural disasters and other catastrophic events; and
- the other factors set forth under "Risk Factors."

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in the Offering Documents may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements, and we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report to conform these statements to actual results or to changes in our expectations.

Risk Factors Summary

Risks Related to our Business Model and Other Operations Risks

- If we fail to attract new customers and retain and increase the spending of existing customers, our revenue, business, results of operations, financial condition and growth prospects would be harmed.
- We have a history of losses and may not achieve profitability in the future.
- Our rapid growth and limited history with key features of our platform make it difficult to evaluate our prospects and future operating results.
- Our platform and products are dependent on APIs built and owned by third parties, including social media networks, and, if we lose access to data provided by such APIs or the terms and conditions on which we obtain such access become less favorable, our business could suffer.
- If we are unable to attract potential customers through unpaid channels, convert this traffic to free trials or convert free trials to paid subscriptions, our business and results of operations may be adversely affected.
- If we fail to adapt and respond effectively to rapidly changing technology, new social media platforms, evolving industry standards or changing customer needs, requirements, tastes or preferences, our products may become less competitive.

Risks Related to the Use of Technology

- Any cybersecurity-related attack, significant data breach or disruption of the information technology systems or networks on which we rely could negatively affect our business.
- We rely upon third parties to operate our platform and any disruption of or interference with our use of such third party providers would adversely affect our business, results of operations and financial condition.

Market and Competition Risk

- The market in which we operate is competitive, and if we do not compete effectively, our operating results could be harmed.
- Our business depends on a strong brand, and if we are not able to maintain, develop, and enhance our brand, our business and operating results may be negatively impacted. Moreover, our brand and reputation could be harmed if we were to experience significant negative publicity.
- Our estimates of market opportunity, forecasts of market growth and our operating metrics may prove to be inaccurate.

Legal and Regulatory Risks

- Changes in laws and regulations related to the internet, perceptions toward the use of social media and changes in internet infrastructure itself may diminish the demand for our platform or products and could adversely affect our business and results of operations.
- We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

Continued on next slide.

Important Disclaimers, Disclosures & Risk Factors

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Risks Related to Tax and Accounting Matters

- Failure to maintain effective internal control over financial reporting could result in our failure to accurately or timely report our financial condition or results of operations, which could have a material adverse effect on our business and stock price.
- Taxing authorities may successfully assert that we should have collected or withheld, or in the future should collect or withhold, sales and use, gross receipts, value-added, federal, state, or foreign employment, or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition and results of operations.

Our business is subject to numerous risks. You should carefully consider the foregoing risk factors, as any of these risks could harm our business, results of operations and future financial performance. Recovery pursuant to our insurance policies may not be available due to policy definitions of covered losses or other factors, and available insurance may be insufficient to compensate for damages, expenses, fines, penalties, and other losses we may incur as a result of these and other risks. In addition, risks and uncertainties not currently known to us or that we currently deem to be immaterial may materially and adversely affect our business, financial condition and operating results. If any of these risks occur, the trading price of our common and capital stock could decline, and you could lose all or part of your investment.

THE OFFERING DOCUMENTS ARE BEING FURNISHED TO PROSPECTIVE INVESTORS IN THE UNITED STATES ON A CONFIDENTIAL BASIS TO A LIMITED NUMBER OF SOPHISTICATED INVESTORS FOR THE PURPOSE OF PROVIDING CERTAIN INFORMATION ABOUT AN INVESTMENT IN THE COMPANY'S COMMON STOCK. THE COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR BY THE SECURITIES REGULATORY AUTHORITY OF ANY U.S. STATE OR ANY OTHER JURISDICTION, NOR HAS THE SEC OR ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMON STOCK HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT, THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER JURISDICTION, NOR IS SUCH REGISTRATION CONTEMPLATED. THE COMMON STOCK WILL BE OFFERED AND SOLD UNDER THE EXEMPTION PROVIDED BY SECTION 4(A)(2) OF THE SECURITIES ACT, REGULATION D PROMULGATED THEREUNDER, REGULATION S PROMULGATED THEREUNDER, AND OTHER EXEMPTIONS OR EXCLUSIONS OF SIMILAR IMPORT IN THE LAWS OF THE STATES AND OTHER JURISDICTIONS WHERE THIS OFFERING WILL BE MADE. THE COMMON STOCK MAY NOT BE SOLD OR TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION THEREUNDER AND UNDER ANY OTHER APPLICABLE SECURITIES LAW REGISTRATION REQUIREMENTS IS AVAILABLE.

AN INVESTMENT IN THE COMMON STOCK REQUIRES THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT THE HIGH RISKS AND LACK OF LIQUIDITY INHERENT IN AN INVESTMENT IN THE COMMON STOCK. INVESTORS IN THE COMPANY AND THE COMMON STOCK MUST BE PREPARED TO BEAR SUCH RISKS FOR AN INDEFINITE PERIOD OF TIME AND BEAR THE RISK OF A TOTAL LOSS ON THEIR INVESTMENT WITHOUT ANY RECOURSE.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE COMMON STOCK AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS PRESENTATION AS LEGAL, TAX, INVESTMENT OR ACCOUNTING ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN ADVISORS WITH RESPECT TO THE LEGAL, TAX, REGULATORY, FINANCIAL AND ACCOUNTING CONSEQUENCES OF THEIR INVESTMENT IN THE COMPANY AND THE COMMON STOCK. EACH PROSPECTIVE INVESTOR IS INVITED TO MEET WITH A REPRESENTATIVE OF THE COMPANY AND TO DISCUSS WITH, ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM SUCH REPRESENTATIVE CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, AND TO OBTAIN ANY ADDITIONAL INFORMATION, TO THE EXTENT THAT SUCH REPRESENTATIVE POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE, NECESSARY TO VERIFY THE INFORMATION CONTAINED HEREIN.

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PRESENTATION, AND ANY REPRESENTATION OR INFORMATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF ITS PARTNERS OR AFFILIATES. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE OR JURISDICTION. THE DELIVERY OF THIS PRESENTATION DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

THE INFORMATION CONTAINED HEREIN IS THE CONFIDENTIAL AND PROPRIETARY INFORMATION OF THE COMPANY AND ITS AFFILIATES. THE INFORMATION CONTAINED HEREIN MAY BE USED SOLELY FOR THE PURPOSE OF THE DECISION OF MAKING AN INVESTMENT IN THE COMPANY AND THE COMMON STOCK, AND MAY NOT BE USED OR REPRODUCED IN WHOLE OR IN PART FOR ANY OTHER PURPOSE."